FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC NORTH AMERICA - SENIOR MANAGEMENT CHANGES

*** Pat Burke appointed President and Chief Executive of HSBC US ***
*** Irene Dorner to retire as Group Managing Director of HSBC Holdings plc and President and Chief Executive of HSBC US ***
*** Rhydian Cox appointed to new position of Head of Regulatory Remediation,
HSBC US ***

Patrick (Pat) Burke (52) has been appointed President and Chief Executive of HSBC US with effect from 1 November 2014. Burke will become President and Chief Executive-Designate of HSBC US and an Executive Director of HSBC North America Holdings Inc., HSBC USA Inc. and HSBC Bank USA, N.A. with effect from 30 June 2014.

Burke succeeds Irene Dorner (59), who will retire after a distinguished 32-year career at HSBC.

Burke was appointed Chief Executive of HSBC Finance Corporation in 2010, assuming responsibility for winding down the legacy Household consumer finance business. Burke joined the Group in 1989 and was appointed a Group General Manager in 2011.

Dorner joined HSBC in 1982 as an in-house lawyer at Samuel Montagu. She held a variety of roles at HSBC Bank plc before her appointment as Deputy Chairman and Chief Executive of HSBC Bank Malaysia Berhad in 2007. She moved to the US in 2010 as President and Chief Executive of HSBC Bank USA and took responsibility for all US businesses in 2011. Dorner was appointed a Group Managing Director of HSBC Holdings plc in 2013.

Stuart Gulliver, Group Chief Executive of HSBC Holdings plc, said: "I want to take this opportunity to thank Irene on behalf of all her colleagues for her dedication to HSBC over a career spanning more than three decades."

Rhydian Cox (53) has been appointed Head of Regulatory Remediation of HSBC US, a new role, and an Executive Director of HSBC North America Holdings Inc., HSBC USA Inc., HSBC Bank USA, N.A and HSBC Finance Corporation with effect from 30 June 2014. Cox will report to the Chief Executive of HSBC US and to Marc Moses, Executive Director and Group Chief Risk Officer. Cox will chair a new US Remediation Committee which will drive the regulatory remediation of high-risk items, including significant control items.

Cox was appointed Chief Risk Officer, Asia-Pacific in 2008. He joined the Group in 1984 and was appointed a Group General Manager in 2013.

Stuart Gulliver commented: "I welcome Pat and Rhydian to their new positions and wish them every success in their new roles."

Media enquiries to:
Diane Bergan	+1 212 5258055	diane.soucy.bergan@us.hsbc.com
Donal McCarthy	+44 (0) 20 7992 1631	donal.mccarthy@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in 75 countries and territories in Asia, Europe, North and Latin America, the Middle East and North Africa. With assets of US$2,758bn as at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 16 June 2014